NanoMed Tracking, Inc.
Statement of Changes in Shareholders' Equity
From June 09, 2021 (Inception) to June 30, 2021
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, June 09, 2021 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	9,750,000	9,750	-		9,750
Net income				-	-
Balance, June 30, 2021	9,750,000	$ 9,750	$ -	$ -	$ 9,750